EXHIBIT 99.1

                                 [RETALIX LOGO]

Investor Relations Contact          Public Relations Contact - International
Allan E. Jordan                     Motti Gadish
The Global Consulting Group         Retalix Ltd.
1-646-284-9400                      +972-9-776-6611
ajordan@hfgcg.com                   Motti.Gadish @retalix.com

                  Retalix Announces First Quarter 2006 Results

        Quarterly Revenues and Non-GAAP Net Income Grew by 50 Percent and
                            45 Percent Respectively

Ra'anana, Israel, May 17, 2006 - Retalix(R) Ltd. (Nasdaq: RTLX), a global provider of enterprise-wide software solutions for food retailers and distributors, today announced results for the first quarter and fiscal year ended March 31, 2006.

First Quarter 2006 Financial Highlights:

o Revenues: $50.7 million, an increase of 50 percent compared to $33.8 million in the first quarter of 2005.

o Net Income - GAAP: $1.5 million, a decrease of 35 percent compared to $2.4 million in the first quarter of 2005. Equity based compensation expenses* in the amount of $0.66 million are being reported for the first time in the first quarter of 2006 GAAP results pursuant to SFAS 123(R). This expense was not included in the 2005 results.

o Net Income - Non-GAAP: $3.6 million, an increase of 45 percent compared to $2.5 million in the first quarter of 2005. Non-GAAP net income excludes equity based compensation expenses in the amount of $0.66 million and acquisition related charges* in the amount of $1.38 million.

o Earnings per Diluted Share - GAAP: $0.08, compared to $0.13 in the first quarter of 2005. Equity based compensation expenses are included in the first quarter of 2006 GAAP results pursuant to SFAS 123(R).

o Earnings per Diluted Share - Non-GAAP: $0.18, compared to $0.13 in the first quarter of 2005. Non-GAAP EPS excludes equity based compensation expenses and acquisition related charges.

o Gross Profit - GAAP: $31.2 million, an increase of 37 percent compared to $22.8 million in the first quarter of 2005. GAAP Gross margin was
         61.5 percent of sales, compared to 67.3 percent in the first quarter of 2005. GAAP gross profit includes equity based compensation expenses in the amount of $0.13 million and acquisition related charges in the amount of $1.24 million.

o Gross Profit - Non-GAAP: $32.6 million, an increase of 43 percent compared to $22.9 million in the first quarter of 2005. Non-GAAP gross margin was 64.2 percent of sales, compared to 67.6 percent in the first quarter of 2005. Non-GAAP gross profit excludes equity based compensation expenses and acquisition related charges.

o        Cash Flow: $1.9 million in cash flow from operations.

o Balance Sheet: Cash and marketable securities amounted to $65.4 million on March 31, 2006, compared to $66.6 million on December 31, 2005. Long term debt was $1.08 million, and shareholders' equity was $209.4 million.

The Company noted that it recorded an exceptionally high effective tax rate in the first quarter of 2006, resulting in an excess quarterly tax expense of $600,000 over the traditional rate of expense. Retalix expects its effective tax rate to decrease at least to its normal rate during the second quarter.

"Retalix had a positive opening for 2006, building on the momentum achieved last year," said Barry Shaked, President and CEO of Retalix Ltd. "Our non-GAAP results are in line with our traditional results - with gross margins of 64 percent, operational margins of 9 percent and net income of 7 percent."

"Our business remains strong and we are moving forward with our strategy. We are investing in our product development, especially Retalix InSync and our vision for synchronized retail and distribution. During the first quarter we made significant achievements both in the roll-out of point of sale projects in the USA and internationally, and in the development and implementation of our enterprise and supply chain solutions," commented Shaked.

First Quarter Operational Highlights include:

o Roll-out of Retalix StoreLine at Publix Super Markets reached 200 stores

o Associated Grocers of Baton Rouge selected Retalix InSync to synchronize item data

o Retalix InSync implementation continued at four other early adopter customers

o The Retalix Power suite went live at Affiliated Foods Midwest and at Avalon

o Completed a successful implementation project with a major grocery retailer in Europe

o Launched the first pilot store using Retalix StoreLine in Italy

o Japanese grocery retailer Zen Nippon Shokuhin selected Retalix solutions

o Roll-out of Retalix StoreLine reached over 100 health and beauty stores owned by the A.S. Watson group in China.

Shaked concluded: "Looking forward to the next quarters, we see robust demand for our applications, as retailers and distributors worldwide understand the benefits that our software solutions offer. Traditionally our revenues are weighted towards the second half of the year and we expect this trend will continue. We are confident that Retalix is on track for another year of solid growth."

* Note on Equity Based Compensation Expenses and Acquisition Related Charges

"Equity based compensation expenses" refer to the amortized fair value of all equity based awards granted to employees. "Acquisition related charges" refer to the impact of the amortization of intangible assets and other acquisition related expenses. See "Use of Non-GAAP Financial Information" and
"Reconciliation between GAAP and Non-GAAP Statement of Income" below for more information regarding the Company's use of Non-GAAP measures.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123R and acquisition related charges. Retalix's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and such as deemed it important to provide all this information to investors.

Conference Call  and Webcast Information
The Company will be holding a conference call to discuss results for the first quarter and of FY 2005 on Wednesday, May 17, 2006 at 10:30 AM Eastern Time
(17:30 Israeli Time). Participating in the call will be Retalix Ltd. CEO Barry
Shaked, CFO Danny Moshaioff, EVP of Product Development Reuben Halevi and
Retalix USA CEO Victor Hamilton. This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site.

About Retalix Ltd.
Retalix is a global provider of enterprise-wide software solutions to retailers and distributors. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses.
Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

Retalix on the Web: www.retalix.com

Retalix(R) is a registered trademark of Retalix Ltd. in the United States and other countries.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control.
This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31,
2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                      # # #


                          (FINANCIAL STATEMENTS FOLLOW)


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                                  RETALIX LTD.
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                                                         Three months ended              Year ended
                                                                             March 31                    December 31,
                                                                        2006             2005                 2005
                                                                             (Unaudited)                  (Unaudited)
                                                                       ----------------------------------------------
                                                                               U.S. dollars in thousands
                                                                                (except per share data)
REVENUES:

    Product sales                                                         26,970        20,524                108,921
    Services and projects                                                 23,773        13,289                 82,383
                                                                          ------        ------                --------
           T o t a l revenues                                             50,743        33,813                191,304
                                                                          ------        ------                --------
COST OF REVENUES:
    Cost of product sales                                                  8,974         5,765                 34,984
    Cost of services and projects                                         10,558         5,298                 34,465
                                                                          ------        ------                --------
           T o t a l cost of revenues                                     19,532        11,063                 69,449
                                                                          ------        ------                --------
GROSS PROFIT                                                              31,211        22,750                121,855
OPERATING INCOME (EXPENSES):                                              ------        ------                --------

    Research and development expenses - net                             (13,937)       (8,437)               (44,683)
    Selling and marketing expenses                                       (8,409)       (6,770)               (33,382)
    General and administrative expenses                                  (6,334)       (4,377)               (22,864)
    Other general income (expenses), net                                    (6)           (1)                      83
                                                                          ------        ------                --------
           T o t a l operating expenses                                 (28,686)      (19,585)              (100,846)
                                                                          ------        ------                --------
INCOME FROM OPERATIONS                                                     2,525         3,165                 21,009
FINANCIAL INCOME - net                                                       507           174                    202
                                                                          ------        ------                --------
INCOME BEFORE TAXES ON INCOME                                              3,032         3,339                 21,211
TAXES ON INCOME                                                            1,508           995                  5,784
                                                                          ------        ------                --------
INCOME AFTER TAXES ON INCOME                                               1,524         2,344                 15,427
SHARE IN LOSSES (INCOME) OF AN ASSOCIATED
    COMPANY                                                                   23            40                  (130)

MINORITY INTERESTS IN LOSSES
    OF SUBSIDIARIES                                                           38            72                    189
                                                                          ------        ------                --------
NET INCOME FOR THE PERIOD                                                  1,539         2,376                 15,486
EARNINGS PER SHARE:                                                       ======        ======                ========
    Basic                                                                   0.08          0.13                   0.83
                                                                          ======        ======                ========
    Diluted                                                                 0.08          0.13                   0.79
                                                                          ======        ======                =======



WEIGHTED AVERAGE NUMBER OF SHARES USED


    IN COMPUTATION OF EARNINGS PER

    SHARE - in thousands:

    Basic                                                                 19,437        17,656                   18,710
                                                                          ======        ======                   =======
    Diluted                                                               20,326        18,576                   19,674
                                                                          ======        ======                   =======






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                                  RETALIX LTD.
               CONDENSED NON-GAAP CONSOLIDATED STATEMENT OF INCOME
                                                                          Three months ended
                                                                               March 31
                                                                    2006                 2005
                                                                  (Unaudited)          (Unaudited)
                                                                  -----------------------------
                                                                    U.S dollars in thousands
                                                                  ------------------------------
REVENUES:

    Product sales                                                     26,970              20,524
    Services and projects                                             23,773              13,289
                                                                      ------              -------
           T o t a l revenues                                         50,743              33,813
                                                                      ------              -------
COST OF REVENUES:
    Cost of product sales                                              7,674               5,655
    Cost of services and projects                                     10,489               5,298
                                                                      ------              -------
           T o t a l cost of revenues                                 18,163              10,953
                                                                      ------              -------
GROSS PROFIT                                                          32,580              22,860
OPERATING INCOME (EXPENSES):                                          ------              -------
    Research and development expenses - net                         (13,500)             (8,437)
    Selling and marketing expenses                                   (8,299)             (6,760)
    General and administrative expenses                              (6,215)             (4,351)
    Other general income (expenses), net                                 (6)                (1)
                                                                      ------              -------
           T o t a l operating expenses                             (28,020)              19,549
                                                                      ------              -------
INCOME FROM OPERATIONS                                                 4,560               3,311
FINANCIAL INCOME - net                                                   507                 174
                                                                      ------              -------
INCOME BEFORE TAXES ON INCOME                                          5,067               3,485
TAXES ON INCOME                                                        1,508               1,053
                                                                      ------              -------
INCOME AFTER TAXES ON INCOME                                           3,559               2,432
SHARE IN LOSSES (INCOME) OF AN ASSOCIATED
    COMPANY                                                               23                  40
MINORITY INTERESTS IN LOSSES
    OF SUBSIDIARIES                                                       38                  72
                                                                      ------              -------
NET INCOME FOR THE PERIOD                                              3,574               2,464
EARNINGS PER SHARE:                                                   ======              =======
    Basic                                                               0.18                0.14
                                                                      ======              =======
    Diluted                                                             0.18                0.13
                                                                      ======              =======

WEIGHTED AVERAGE NUMBER OF SHARES USED
    IN COMPUTATION OF EARNINGS PER
    SHARE - in thousands:

    Basic                                                              19,437              17,656
                                                                       ======              =======
    Diluted                                                            20,326              18,576
                                                                       ======              =======


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


                                  RETALIX LTD.
          RECONCILIATION BETWEEN GAAP TO NON- GAAP STATEMENT OF INCOME

                                                                                   Three months ended
                                                                                       March 31,2006
                                                                    GAAP             ADJUSTMENT              NON- GAAP
                                                                 (Unaudited)         (Unaudited)             (Unaudited)
                                                                 -------------------------------------------------------
                                                                                U.S dollars in thousands
REVENUES:                                                        -------------------------------------------------------

    Product sales                                                      26,970            -                        26,970
    Services and projects                                              23,773            -                        23,773
                                                                       -------        ------------                ------
           T o t a l revenues                                          50,743            -                        50,743
                                                                       -------        ------------                ------
COST OF REVENUES:
    Cost of product sales                                               8,974              (1,300)*                7,674
    Cost of services and projects                                      10,558                 (69)*               10,489
                                                                       -------        ------------                ------
           T o t a l cost of revenues                                  19,532              (1,369)*               18,163
                                                                       -------        ------------                ------
GROSS PROFIT                                                           31,211                 1,369               32,580
OPERATING INCOME (EXPENSES):                                           -------        ------------                ------
    Research and development expenses - net                          (13,937)                  437*             (13,500)
    Selling and marketing expenses                                    (8,409)                  110*              (8,299)
    General and administrative expenses                               (6,334)                  119*              (6,215)
    Other general income (expenses), net                                 (6)                     -                   (6)
                                                                       -------        ------------                ------
           T o t a l operating expenses                              (28,686)                   666             (28,020)
                                                                       -------        ------------                ------
INCOME FROM OPERATIONS                                                  2,525                 2,035                4,560
FINANCIAL INCOME - net                                                    507                     -                  507
                                                                       -------        ------------                ------
INCOME BEFORE TAXES ON INCOME                                           3,032                 2,035                5,067
TAXES ON INCOME                                                         1,508                     -                1,508
                                                                       -------        ------------                ------
INCOME AFTER TAXES ON INCOME                                            1,524                 2,035                3,559
SHARE IN LOSSES (INCOME) OF AN ASSOCIATED
    COMPANY                                                                23                     -                   23

MINORITY INTERESTS IN LOSSES
    OF SUBSIDIARIES                                                        38                     -                   38
                                                                       -------        -------------               ------
NET INCOME FOR THE PERIOD                                               1,539                 2,035                3,574
EARNINGS PER SHARE:                                                    =======        =============               ======

    Basic                                                                0.08                   0.1                 0.18
EARNINGS PER SHARE:                                                    =======        =============               ======
    Diluted                                                              0.08                   0.1                 0.18
EARNINGS PER SHARE:                                                    =======        =============               ======

WEIGHTED AVERAGE NUMBER OF SHARES USED
    IN COMPUTATION OF EARNINGS PER
    SHARE - in thousands:

    Basic                                                               19,437                   -                19,437
                                                                       =======        ============                ======
    Diluted                                                             20,326                   -                20,326
                                                                       =======        ===========                 ======


o (a) The effect of stock- based compensation. The company adopted the provisions of Statement of financial accounting standards no. 123 (R), "Share- Based Payment" on January 1, 2006 using the modified-prospective transition method.
  (b) The effect of amortization of intangible assets and acquisition related expenses.



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

                                  RETALIX LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEET


                                                                                March 31                December 31,
                                                                          2006          2005               2005
                                                                             (Unaudited)                (Unaudited)
                                                                          ------------------------------------------
                                                                               U.S. dollars in thousands
                                                                          ------------------------------------------
                              A s s e t s
    CURRENT ASSETS:

        Cash and cash equivalents                                           56,652        96,939             55,692
        Marketable securities                                                8,730         9,257             10,919
        Accounts receivable:
           Trade                                                            44,451        22,853             36,517
           Other                                                             4,211         3,016              4,502
        Inventories                                                          1,443         1,052              1,787
        Deferred income taxes                                                7,829         3,770              8,270
                                                                           -------       -------            -------
               T o t a l  current assets                                   123,316       136,887            117,687
                                                                           -------       -------            -------
    NON-CURRENT ASSETS:
        Marketable debt securities                                           2,037         6,642              2,056
        Deferred income taxes                                                2,740         1,875              2,231
        Long-term receivables                                                2,946         4,177              2,617
        Amounts funded in respect of employee rights
            upon retirement                                                  5,537         4,806              5,402
        Other                                                                  779           499                751
                                                                           -------       -------            -------
                                                                            14,039        17,999             13,057
                                                                           -------       -------            -------
    PROPERTY, PLANT AND EQUIPMENT, net                                      12,339        10,313             12,311
                                                                           -------       -------            -------
    GOODWILL                                                               103,894        39,769            101,142
                                                                           -------       -------            -------
    OTHER INTANGIBLE ASSETS, net of
        accumulated amortization                                            28,748         4,036             25,400
                                                                           -------       -------            -------
                                                                           282,336       209,004            269,597
                                                                           =======       =======            =======

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

                                  RETALIX LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEET


                                                                               March 31                 December 31,
                                                                          2006          2005                2005
                                                                             (Unaudited)                 (Unaudited)
                                                                          ------------------------------------------
                                                                                U.S. dollars in thousands
                                                                          ------------------------------------------
                 Liabilities and shareholders' equity
  CURRENT LIABILITIES:

      Short-term bank credit                                                10,003         5,681              3,981
      Current maturities of long-term bank loans                               203         4,007                248
      Accounts payable and accruals:
         Trade                                                              12,865         8,206             11,701
         Employees and employee institutions                                 5,775         4,835              5,820
            Current maturities of other liabilities                            185           759                247
          Accrued expenses                                                   6,210         2,733              6,134
         Other                                                               7,452         3,232              8,175
      Deferred revenues                                                     14,987         5,879             11,988
                                                                            ------        ------             ------
             T o t a l  current liabilities                                 57,680        35,332             48,294
                                                                            ------        ------             ------
  LONG-TERM LIABILITIES:
      Long-term bank loans, net of current maturities                        1,086         1,427              1,059
      Employee rights upon retirement                                        9,397         8,568              9,250
      Deferred  tax liability                                                2,919                            2,917
      Other liabilities, net of current maturities                                           185
                                                                            ------        ------             ------
             T o t a l  long-term liabilities                               13,402        10,180             13,226
                                                                            ------        ------             ------
             T o t a l  liabilities                                         71,082        45,512             61,520
                                                                            ------        ------             ------

  MINORITY INTERESTS                                                         1,813         1,897              1,841
                                                                            ------        ------             ------
  SHAREHOLDERS' EQUITY:
      Share capital - ordinary shares of NIS 1.00
         par value (authorized: 30,000,000 shares;
         Issued and outstanding; March 31, 2006
         (unaudited) - 19,465,195 shares; March 31, 2005
         (unaudited) - 17,742,529 shares; December 31,
         2005 (unaudited) - 19,409,003                                       5,144         4,755              5,132
      Additional paid in capital                                           151,434       118,364            149,875
      Retained earnings                                                     53,056        38,407             51,517
      Accumulated other comprehensive income                                 (193)            69              (288)
                                                                           -------        ------            -------
             T o t a l  shareholders' equity                               209,441       161,595            206,236
                                                                           -------        ------            -------
                                                                           282,336       209,004            269,597
                                                                           =======       =======            =======

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                                                                                                               (Continued) - 1

                                  RETALIX LTD.
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                         Three months ended           Year ended
                                                                                              March 31               December 31,
                                                                                         2006           2005              2005
                                                                                             (Unaudited)              (Unaudited)
                                                                                         ----------------------------------------
                                                                                               U.S. dollars in thousands
                                                                                         ----------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income                                                                             1,539         2,376             15,486
    Adjustments required to reconcile net income to net cash
       provided by operating activities:
       Minority interests in losses of subsidiaries                                         (38)          (72)              (189)
       Depreciation and amortization, net                                                  2,222           768              9,885
       Gain arising from issuance of shares by a subsidiary                                                                  (83)
       Share in losses of an associated company                                               23            40                131
       Compensation expenses resulting from options
            granted to employees and non employees                                           658
       Changes in accrued liability for employee rights upon retirement                      102           138                988
       Losses on amounts funded in respect of employee rights
           upon retirement                                                                    89            46                155
       Deferred income taxes - net                                                          (67)         (227)            (1,772)
       Net decrease (increase) in marketable securities                                    1,580           662            (2,969)
       Amortization of discount on debt securities                                            20            20                 92
       Other                                                                                (99)         (106)              (565)
    Changes in operating asset and liabilities: Decrease (increase) in accounts receivable:
           Trade (including the non- current portion)                                    (8,098)         2,885            (2,091)
           Other                                                                             397         (369)            (1,473)
       Increase (decrease) in accounts payable and accruals:
           Trade                                                                             755       (1,939)              (300)
           Employees, employee institution and other                                       (735)       (1,642)              2,627
       Decrease in inventories                                                               854         (301)            (1,045)
       Increase (decrease) in deferred revenues                                            2,677           930            (6,448)
                                                                                           ------       -------           -------
    Net cash provided by operating activities - forward                                    1,879         3,209             12,429
                                                                                           =====        =======           =======


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                                                      RETALIX LTD.                                            (Continued)  - 2

                                    CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                        Three months ended         Year ended
                                                                                             March 31             December 31,
                                                                                        2006          2005            2005
                                                                                           (Unaudited)             (Unaudited)
                                                                                        ------------------------------------------
                                                                                              U.S. dollars in thousands
                                                                                        ------------------------------------------


    Net cash provided by operating activities - brought forward                            1,879         3,209         12,429
                                                                                           --------      --------      ------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Maturity of marketable debt securities held to maturity                                  620         5,711         12,111
    Investment in marketable debt securities held to maturity                                           (1,876)       (1,876)
    Acquisition of subsidiaries consolidated for
       the first time (a)                                                                 (2,612)                     (50,312)
    Additional investments in subsidiaries                                                (4,875)         (147)        (3,697)
    Purchase of property, equipment and other assets                                        (688)         (461)        (3,069)
    Proceeds from sale of property and equipment                                              35             4             25
    Amounts funded in respect of employee rights upon retirement, net                       (223)         (201)          (905)
    Long-term loans granted to employees                                                                   (30)           (54)
    Collection of long-term loans from employees                                                             5            168
                                                                                           --------      --------      ------
    Net cash used in investing activities                                                 (7,743)         3,005       (47,609)
                                                                                           --------      --------      ------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Repayment of long-term bank loan                                                                      (755)       (4,636)
    Issuance of share capital to employees
          Resulting from exercise of options                                                 841          2,065        10,088
    Short-term bank credit - net                                                           5,951         (1,884)      (5,809)
     Investment in a subsidiary                                                                                           34
                                                                                           --------      --------      ------
    Net cash provided by (used in) financing activities                                    6,792           (574)         (323)
                                                                                           --------      --------      ------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                       32           (114)         (218)
                                                                                           --------      --------      ------
    NET INCREASE IN CASH AND CASH EQUIVALENTS                                                960           5,526      (35,721)
BALANCE OF CASH AND CASH EQUIVALENTS AT
    BEGINNING OF PERIOD                                                                    55,692         91,413       91,413
BALANCE OF CASH AND CASH EQUIVALENTS AT                                                    -------       --------      -------
    END OF PERIOD                                                                          56,652         96,939        55,692
                                                                                           -------       --------      -------

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








                                                                                                           (Concluded) - 3


                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

                                                                     Three months       Three months
                                                                         ended              ended                Year
                                                                         March 31,         March 31,         December 31,
                                                                          2006               2005                2005
                                                                      --------------      ------------       ------------
                                                                        (Unaudited)       (Unaudited)        (Unaudited)
                                                                      --------------      -------------      ------------
(a) Acquisition of subsidiaries consolidated for the first time: Assets and liabilities of the subsidiaries at the date of
       acquisition:
    Working capital (excluding cash and cash

               equivalents)                                                  83                                 12,699
      Deferred tax liability,net                                                                                 (396)
    Property, plant and equipment, net                                     (193)                               (2,396)
    Goodwill and other intangible assets arising on
               Acquisition                                               (2,573)                              (87,145)
    Issuance of the Company's share capital                                                                    23,863
      Short-term bank credit                                                 71                                 2,230
    Increase in account payable- other                                                                            833
                                                                         ----------                           ---------
                                                                         (2,612)                              (50,312)
                                                                         ==========                           =========
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(b) Supplemental information on investing activities not involving cash flows:


    1)  On   April 1, 2005, the Company acquired substantially all of the business assets of Integrated Distribution Solutions, L.L.C. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 6,883,000.

     2) On   April 1, 2005, the Company acquired 97% of the preferred stock of
        TCI Solutions, Inc. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 16,980,000